Exhibit (p)(7)

Code of Ethics

APPENDIX A—CODE OF ETHICS

A.	Background

As an investment adviser, Capstone is a fiduciary and, as such, owes a duty of undivided loyalty to our clients. We must hold ourselves to the highest standard of fairness, faith and trust in all matters in which our clients put us in their trust.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Securities Laws;

•	Reporting and review of personal securities transactions and holdings;

•	Reporting of violations of the Code of Ethics; and

•	The provision of the Code of Ethics to all supervised persons.

B.	General Policies and Procedures

1.	Fiduciary Standards and Compliance with the Securities Laws

At all times, Capstone and its Employees must comply with the spirit and the letter of all applicable Securities Laws and the rules governing the capital markets. The CCO, UK Compliance Officer and/or his designee(s) administer the Code of Ethics. All questions regarding the Code of Ethics should be directed to the CCO or UK Compliance Officer. You must cooperate to the fullest extent reasonably requested by the CCO, UK Compliance Officer and/or his designee(s) to enable (i) Capstone to comply with all applicable Securities Laws and (ii) the CCO and/or his designee(s) to discharge his duties under the Manual.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with clients, investors, the public, prospects, third-party service providers and fellow Employees. You must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Capstone’s services, and engaging in other professional activities.

We expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with clients. As a fiduciary, Capstone must act in its clients’ best interests. Neither Capstone, nor any Employee should ever benefit at the expense of any client. Notify the CCO or UK Compliance Officer promptly if you become aware of any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about Capstone’s business practices, with their direct supervisor. However, an Employee who is uncomfortable discussing an issue with his or his supervisor, or believes that an issue has not been appropriately addressed, should bring the matter to the CCO’s or UK Compliance Officer’s attention.

2.	Reporting Violations of the Code of Ethics

Employees must promptly report any suspected violations of the Code of Ethics to the CCO or UK Compliance Officer. To the extent practicable, Capstone will protect the identity of an Employee who reports a suspected violation. However, Capstone remains responsible for satisfying the regulatory reporting, investigative and other obligations that may follow the reporting of a potential violation.

Retaliation against any Employee who reports a violation of the Code of Ethics is strictly prohibited and will be cause for corrective action, up to and including dismissal.

Violations of this Code, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC or FCA, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against him or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

3.	Distribution of the Code of Ethics and Acknowledgement of Receipt

Capstone will distribute the Manual, which contains this Code of Ethics, to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics.

All Employees must acknowledge, via PTCC, that they have received, read, understood, and agree to comply with Capstone’s policies and procedures described in this Code of Ethics each time it is distributed.

C.	Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including Capstone, Employees, and current or prospective clients and investors. Any failure to identify or properly address a conflict can have severe negative repercussions for Capstone, its Employees, and/or clients and investors. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

Capstone’s policies and procedures have been designed to identify and manage conflicts of interest. Where the conflict cannot be appropriately managed, proper disclosure is necessary. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve Capstone and/or its Employees on one hand, and clients and/or investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of clients and/or investors over the interests of Capstone and its Employees. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the CCO or UK Compliance Officer’s attention.

In some instances conflicts of interest may arise between clients and/or investors. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more clients or investors have been unfairly disadvantaged. Employees should notify the CCO or UK Compliance Officer promptly if it appears that any actual or apparent conflict of interest between clients and/or investors has not been appropriately addressed.

D.	Personal Securities Transactions

1.	General Policy

To avoid the likelihood of conflicts and even the appearance of impropriety, and in consideration of the above information and restrictions, it is Capstone’s personal trading policy that, other than the exceptions described below, Employees may not engage in personal securities transactions. Furthermore, the Immediate Family Members of Employees are equally covered by this policy.

The SEC defines the term “Security” broadly to include stocks, bonds, certificates of deposit, options, interests in Private Placements, futures contracts on other Securities, participations in profit-sharing agreements, and interests in oil, gas, or other mineral royalties or leases, among other things. “Security” is also defined to include any instrument commonly known as a Security. Any questions about whether an instrument is a Security for purposes of the Securities Laws should be directed to the CCO.

2.	Accounts Covered by the Policies and Procedures

Capstone’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Employees have any Beneficial Interest. An individual has a “Beneficial Interest” in a Security if he or she can directly or indirectly profit from the Security. An individual generally has a Beneficial Interest in all Securities held directly or indirectly by that individual, as well as those owned directly or indirectly by any immediate family member either living in the individual’s household or financially dependent on the individual, which typically includes accounts held directly or indirectly by an Employee, as well as those owned directly or indirectly by any immediate family member that either lives in the Employee’s household or is financially dependent on the Employee. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria. It also includes a person whose relationship is such that the Employee has a direct material interest in the outcome of the trade.

The CCO or UK Compliance Officer may grant, at their sole discretion, an exemption from the general trading restrictions in relation to accounts held personally or to any other person to whom the restrictions apply. Exemptions may be granted if, for example, the Employee does not have any direct or indirect influence or control over the accounts. Employees must obtain explicit permission from the CCO, the UK Compliance Officer and/or his designee(s) before excluding any accounts.

3.	Allowable Purchases and Sales

Employees may purchase or sell the following types of securities for their personal accounts without pre- clearance (“Non-Restricted Securities” and anything not listed below “Restricted Securities”):

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered in the U.S. (i.e., mutual funds);

•	Interests in 529 college savings plans; and

•	ETFs (“ETF” – An exchange traded fund), ETNs and Indices, except for sector-specific or industry-specific instruments, which are prohibited.

Employees may purchase or sell the following types of Securities for their proprietary accounts, subject to obtaining pre-clearance from the CCO, UK Compliance Officer, or his/her/their designee(s).

•	Closed-end mutual funds; and

•	Private investments (e.g., private placements or hedge funds).

4.	Pre-existing Holdings

To the extent that an Employee owns Restricted Securities upon the implementation of this Personal Securities Transactions policy, which was adopted in its current form in May 2012 or, if later, the commencement of employment with Capstone, such holdings will be grandfathered at such time (“Grandfathered Securities”).

Whenever the Employee wishes to sell any Grandfathered Securities (either at that time, or at a later date), such sales should be executed in a manner consistent with our fiduciary obligations to our clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede orders placed for any client.

5.	Preclearance Procedures

Any required preclearance, as described above, must be obtained from the CCO, UK Compliance Officer, or his/her/their designee(s) through PTCC. All employees are granted access to PTCC and trained on how to request preclearance as required by Capstone policy.

6.	Reporting

Capstone collects information regarding the personal trading activities and holdings of all Employees. Employees must submit quarterly reports regarding transactions in accounts holding any Grandfathered Securities, ETFs, ETNs and Indices or any other allowable securities (“Reportable Securities”), as well as annual reports regarding such.

Initial and Annual Holding and Account Reports

Employees must periodically report the existence of any account that holds any securities in which the Employee has a Beneficial Interest, as well as all holdings in Reportable Securities.

CIA LLC employees are required to maintain allowable accounts only with brokers that provide direct feeds to CIA LLC through PTCC unless otherwise approved by the CCO. The brokerage firms currently providing feeds are listed below.

•	E*Trade

•	Fidelity

•	Interactive Brokers

•	Merrill Lynch

•	OptionsXpress

•	ScotTrade

•	TDAmeritrade

•	UBS

•	Wells Fargo

Reports regarding accounts and holdings with any other brokers must be submitted on or before February 14th of each year, and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Initial and annual holdings reports should be submitted via PTCC.

If an Employee does not have any accounts and/or holdings to report, this must be indicated in PTCC.

Quarterly Transaction Reports in Reportable Securities

Each quarter, Employees must report all transactions in Reportable Securities that take place in accounts in which they have a Beneficial Interest that do not provide direct feeds to Capstone. Reports regarding transactions in Reportable Securities in such accounts must be submitted via PTCC within 30 days of the end of each calendar quarter. Employees must enter such transactions into PTCC manually and must instruct the institution hosting the account to send duplicate account statements to the CCO and/or his designee(s).

Exceptions from Reporting Requirements for Securities

There are limited exceptions from certain reporting requirements. Specifically, an Employee is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan (“Automatic Investment Plan” – A program in which regular trades are made automatically in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.); or

•	Initial, quarterly or annual reports with respect to Securities held in accounts over which the Employee had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO and/or his designee(s) who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO and/or his designee(s) may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser.

E.	Gifts and Entertainment

1.	Background

Employees may generally give and receive Gifts and Entertainment in connection with their employment, so long as such Gifts and Entertainment are not lavish or excessive, and do not give the appearance of being designed to influence the recipient. Employees must use good judgment at all times in connection with giving and receiving Gifts and Entertainment and should avoid those that could reflect poorly on Capstone or harm Capstone’s reputation. Under no circumstances may an employee give or receive cash in connection with any Gift or Entertainment.

The term “Entertainment” is defined as any event that is provided to the recipient where the provider accompanies the recipient for the majority of the event’s duration. The term “Gift” is defined as anything of value that is provided to the recipient that does not meet the definition of Entertainment.

This policy is not intended to govern the provision and/or receipt of Gifts and Entertainment related to an Employee’s personal relationship, which is deemed to occur when the Gift or Entertainment is being provided (and paid for) by someone personally (i.e., it is not being paid for or reimbursed by such person’s employer or treated by such person as a business expense). However, such Gift or Entertainment should be commensurate with the relationship and occasion.

2.	Policies and Procedures

Gifts – Employees may not accept Gifts having an aggregate value greater than $150 or £100 per year from any one source without the consent of the CCO or UK Compliance Officer, which consent should be obtained through PTCC. All gifts, other than those of a de minimis value, must be reported to the CCO or UK Compliance Officer through PTCC. No Employee may give or offer any gift of more than $150 value to existing investors, prospective investors, or any entity that does business with or on behalf of Capstone without the prior written approval of the CCO or UK Compliance Officer.

Entertainment – No Employee may provide or accept extravagant or excessive entertainment to or from an investor, prospective investor, or any person or entity that does or seeks to do business with or on behalf of Capstone. Employees must notify the CCO or UK Compliance Officer if they provide or accept a business entertainment event, such as a meal or a sporting event. Any event, which exceeds $300 or £250, per person, must be approved by the CCO or UK Compliance Officer prior to the giving or receipt of the entertainment.

Gifts and Entertainment Given to Union Officials – Any Gift or Entertainment provided by Capstone to a labor union or a union official in excess of $250 per fiscal year must be reported on Department Labor Form LM-10 within 90 days following the end of Capstone’s fiscal year. The Investor Relations Group will be responsible for maintaining a log of any Gifts and Entertainment provided to labor officials through Backstop.

Gifts and Entertainment Given to Foreign Governments and “Government Instrumentalities” – The FCPA (“FCPA” – The Foreign Corrupt Practices Act) prohibits the direct or indirect giving of “things of value” in order to corruptly obtain a business benefit from an officer, employee, or other “instrumentality” of a foreign government. Companies that are owned, even partly, by a foreign government may be considered an “instrumentality” of that government. In particular, government investments in foreign financial institutions may make the FCPA applicable to those institutions. Individuals acting in an official capacity on behalf of a foreign government or a foreign political party may also be “instrumentalities” of a foreign government.

The FCPA includes provisions that may permit the giving of Gifts and Entertainment under certain circumstances, including certain Gifts and Entertainment that are lawful under the written laws and regulations of the recipient’s country, as well as bona-fide travel costs for certain legitimate business purposes. However the availability of these exceptions is limited and is dependent on the relevant facts and circumstances.

Civil and criminal penalties for violating the FCPA can be severe. Capstone and its Employees must comply with the spirit and the letter of the FCPA at all times. Employees must obtain preclearance from the CCO and/or his designee(s) prior to giving anything of value that might be subject to the FCPA except food and beverages that are provided during a legitimate business meeting and that are clearly not lavish or excessive.

Employees must use PTCC to disclose all Gifts and Entertainment that may be subject to the FCPA, irrespective of value and including food and beverages provided during a legitimate business meeting.

Employees must consult with the CCO and/or his designee(s) if there is any question as to whether Gifts or Entertainment need to be pre-cleared and/or reported in connection with this policy.

Gifts and Entertainment Given to ERISA Plan Fiduciaries – Capstone is prohibited from giving Gifts or Entertainment with an aggregate value exceeding $250 per year to any ERISA plan fiduciary. Consequently, all Gifts and Entertainment provided to ERISA plan fiduciaries must be reported via PTCC. The Investor Relations Group will be responsible for maintaining a log of any Gifts and Entertainment provided to labor officials through Backstop.

Gifts and Entertainment Monitoring – The CCO and/or his designee(s) will use PTCC to track Employees’ provision and receipt of Gifts and Entertainment.

F.	Political and Charitable Contributions, and Public Positions

1.	Background

Individuals may have important personal reasons for seeking public office, supporting candidates for public office, or making charitable contributions. However, such activities could pose risks to an investment adviser. For example, federal and state “pay-to-play” laws have the potential to significantly limit an adviser’s ability to manage assets and provide other services to government-related clients or investors.

Rule 206(4)-5 (the “Pay-to-Play Rule”) limits political contributions to state and local government officials, candidates, and political parties by investment advisers (including their affiliates and partners, executive officers, any employees who solicit investments from government entities (e.g., public pension funds; such partners, officers and employees, “Covered Employees”) and any political action committee controlled by any of the foregoing), and firms that solicit clients or investors on behalf of the types of persons described above.

The Pay-to-Play Rule defines “contributions” broadly to include gifts, loans, the payment of debts and the provision of any other thing of value, directly or indirectly.

2.	Marketing to Cities, Municipalities, and States

A number of cities, municipalities, and states have adopted regulations governing marketing activities associated with public pools of money. For example, the California Political Reform Act requires individuals and entities soliciting that state’s pension plans to register as lobbyists. Similarly, New York City’s Administrative Code regarding the Regulation of Lobbying requires registration for individuals and entities soliciting investments from the city’s pension plans. Registration requirements vary by locality, but may include limitations on gifts and entertainment, periodic reporting, and ethics training, among other things. The Investor Relations Group shall consult with the CCO before beginning to market a private fund a city, municipality or state.

3.	Political Contributions

Political contributions by Capstone or Employees to politically connected individuals or entities with the intention of influencing such individuals or entities for business purposes are strictly prohibited.

If an Employee or any affiliated entity is considering making a political contribution to any U.S. state or local government entity, official, candidate, political party, or political action committee, the potential contributor must seek preclearance from the CCO using PTCC. The CCO will consider whether the proposed contribution is consistent with restrictions imposed by Rule 206(4)-5, and to the extent practicable, the CCO will seek to protect the confidentiality of all information regarding each proposed contribution.

Employees may make contributions to national political candidates, parties, or action committees without seeking pre-clearance as long as the recipient is not otherwise associated with a state or local political office. However, Employees must use good judgment in connection with all contributions and should consult with the CCO if there is any actual or apparent question about the propriety of a potential contribution.

Any political contribution by Capstone, rather than its Employees, must be pre-cleared by the CCO, irrespective of the proposed amount or recipient of the contribution. The CCO will maintain a chronological list of contributions in accordance with the requirements of the Pay-to-Play Rule.

4.	Marketing to Government Entities

Prior to marketing to government entities, the Employee conducting the marketing should ask the CCO to review the list of all political contributions made by Capstone and Employees to determine whether the contributions would prohibit Capstone from retaining the government entity as a client or investor. The Employee conducting the marketing should also consult with the CCO regarding any potential requirements to register as a lobbyist before seeking to manage any public pool of money. The CCO may consult with outside counsel if there is any question regarding a potential need for Capstone or the Employee to register as a lobbyist.

5.	Charitable Donations

Donations by Capstone or Employees to charities with the intention of influencing such charities to become clients or investors are strictly prohibited. Notify the CCO if you perceive an actual or apparent conflict of interest in connection with any charitable contribution.

6.	Public Office

Employees must obtain written pre-approval from the CCO prior to running for any public office. Employees may not hold a public office if it presents any actual or apparent conflict of interest with Capstone’s business activities.

7.	Monitoring

Employees must disclose certain political contributions at the commencement of their employment and on an annual basis thereafter. The CCO shall request such information via certifications and/or questionnaires.

G.	Outside Activities

Employees are prohibited from engaging in certain outside activities without the prior approval of the CCO and/or his designee(s). The CCO must obtain approval from the COO. Outside activities that must be approved are the following:

•	Any activity for which compensation, other than passive or investment compensation, is received; and

•	Occupying any uncompensated senior level position, including management positions and directorships.

Approval will be granted on a case-by-case basis, subject to careful consideration of potential conflicts of interest, disclosure obligations, and any other relevant regulatory issues. Employees must use Capstone’s PTCC to seek approval for outside activities. The CCO and/or his designee(s) will use PTCC to track Employees’ participation in outside activities.

No Employee may utilize property of Capstone, or utilize the services of Capstone or its Employees, for his or his personal benefit or the benefit of another person or entity, without approval of the CCO and/or his designee(s). For this purpose, “property” means both tangible and intangible property, including funds, premises, equipment, supplies, information, business plans, business opportunities, confidential research, intellectual property, proprietary processes, and ideas for new research or services. This policy is not intended to preclude Employees from using Capstone property for limited reasonable personal use.

An Employee may not participate in any business opportunity that comes to his or her attention as a result of his or her association with Capstone and in which he or she knows that Capstone or its clients might be expected to participate or have an interest in participating, without:

•	Disclosing in writing all necessary facts to the CCO and/or his designee(s);

•	Offering the particular opportunity to Capstone; and

•	Obtaining written authorization to participate from the CCO and/or his designee(s).

No Employee may borrow from or become indebted to any person, business or company having business dealings or a relationship with Capstone, except with respect to customary personal business (such as home mortgage loans, automobile loans, margin accounts and lines of credit), unless the arrangement is disclosed in writing and receives prior approval from the CCO and/or his designee(s). No Employee may use Capstone’s name, position in a particular market, or goodwill to receive any benefit on loan transactions without the prior express written consent of the CCO and/or his designee(s).

If an Employee receives approval to engage in an outside activity and subsequently becomes aware of a material conflict of interest that was not disclosed when the approval was granted, the conflict must be promptly brought to the attention of the CCO and/or his designee(s).